FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Presentation of the Second Quarter Results

2.	Summary of Minutes of the 515th Meeting of the Board of Directors, August 4, 2011

3.	Reply to CVM Inquiry, August 19, 2011

4.	Summary of Principal Decisions of the 516th Board of Directors, August 31, 2011

5.	Summary of Principal Decisions of the 517th Meeting of the Board of Directors, August 31, 2011

6.	Market Announcement – Cemig in Brazil’s Carbon Efficient Index for the second year, September 12, 2011

7.	Market Announcement – Cemig selected for inclusion in the 2011-12 Dow Jones Sustainability Index, September 12, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: September 12, 2011

1.         Presentation of the Second Quarter Results

Results – 2Q11 Excellence in operational efficiency guarantees robust results

Disclamer Some statements and estimates in this material may represent expectations about future events or results that involve risks and uncertainties known and unknown. There is no guarantee that the events or results referred to in these expectations will occur. These expectations are based on present assumptions and analyses from the viewpoint of our management, based on their experience, the macroeconomic environment, market conditions in the energy sector and our expected future results, many of which are not under Cemig’s control. Important factors that can lead to significant differences between actual results and projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the energy sector, hydrological conditions, conditions in the financial markets, uncertainly regarding future results of operations, plan and objectives as well as other factors. Because of these and other factors, our actual results may differ significantly from those indicated in or implied by these statements. The information and opinions contained herein should not be understood as recommendation to potential investors and no investment decision should be based on the truthfulness, or completeness as of the date hereof of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of the presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could lead to different results form those estimated by Cemig, please consult the section on Risk Factors included in our Formulário de Referência filed with the Brazilian Securities Commision – CVM, and in Forn 20-F filed with the U.S. Securities and Exchange Commission – SEC. Financial amounts are in RS million (RS mn) unless otherwise indicated, and reflect the adoption of IFRS

2Q11 results Net revenue 3,431 11% 3,820 2Q2010 2Q2011 Ebitda 20% 1,057 1,267 2Q2010 2Q2011 Net income 29% 407 523 2Q2010 2Q2011 Cemig continues to deliver excellent results to shareholders Continual improvement in efficiency Operational indicators rapidly approaching optimum performance levels Portfolio of business sustains Ebitda of R$ 1.3 billion Appropriate balance between business segments tends to make growth stable Strategy of client relationships achieves increasing share of the Free Market Quest for solutions for excess of capacity and to foster client loyalty

Expansion of Taesa strengthens Cemig’s position in the sector Strategy of growth via Taesa has now become reality Stake in Abengoa will expand Taesa to 5,173km of lines and RAP of R$ 1.1 billion increase of more R$ 200 million from pro-forma Ebitda of 2010 In partnership with Abengoa, Taesa strengthens its strategic position for new auctions Cemig will have 13% Brazilian transmission market share (by RAP) Transmission capacity, km 5,313 5,755 7,506 8,768 9,685 2007 2008 2009 2010 June -2011 *including Abengoa

Light: growing in power generation Light substantially increases its installed capacity with acquisition of stake in Renova 54.3% increase in Light’s generation capacity, to 1,319 MW, after 2014. 26.2% stake in total capital of Renova for R$ 360 million Acquisition in power generation improves profile of Light’s cash flow Greater predictability, and less dependence on the distribution sector Cemig and Light give Renova access to two of Brazil’s largest consumer markets Focus on Free Market and Special Clients

Sales strategy creates prominent position in the sector Excellence in relationship is a differentiation factor for preserving market share Free Market is increasingly competitive, also has new participants entering Pricing of contracts continues to be a challenge Cemig continues to lead the Free Market with 25% share Sales of energy from alternative sources continue to expand Sales of incentive-bearing electricity were up 12.3% in 2Q As using renewables, we are able to attend special clients (500kW–3MW)

Financial management Portfolio of businesses and financial discipline position Cemig on a path of sustainable growth and addition of value for shareholders: Solidity of results Balance between the 3 main businesses (G, D, T) increases predictability, reduces risks Strong operational cash flow for payment of dividends, acquisitions and debt service Quality of our balance sheet earns ample access to credit Low debt indices, high coverage rates Robust cash position: R$ 3 billion Debt profile appropriate to our businesses Partnerships with financial investors Structuring of FIPs frees cash for other investments, guarantees future growth

Debt profile Debt maturity timetable Average tenor: 3.5 years 1,846 3,584 2,749, 2,300 1,423 615 437 936 2011 2012 2013 2014 2015 2016 2017 2018-2034 Main Indexors 15% 3% 12% 6% 3% 1% 60% FINEL/RGR DOLAR CDI IPCA IGPM URTJ OUTROS OTHERS Average real cost of debt, % 5.8 5.4 5.3 5.7 6.5 6.8 6.8 7.1 7.3 Jun/09 Sep/09 Dec/09 Mar/10 Jun/10 Sep/10 Dec/10 Mar/11 Jun11 Consolidated debt, 2Q 2011 Total debt Debt in foreign currency Net debt Ebitda* / Interest Net debt / Ebitda* Net debt / (Stockholders’ equity Plus Net debt) 13,879 7,692 3,360 153 1% 3 - 91 3% 10,842 6,091 2,679 3.92 4.40 4.50 2.22 2.42 2.10 46.5% 54.7% 49.9% (1) Net debt – Total debt – (Cash and cash equivalents) (*) Last 12 months * At Constant June 2011 prices; including investees

Sustainability: a permanent Cemig corporate value Environmental programs The Premiar – Urban Trees program: Development of a system that brings together information about the electricity network associated with location and data on tree species. Total of 12,845 trees geo-referenced so far. Online training on Environmental Policy: Completed by 7,120 employees, outsourced workers and interns, through Univercemig. Recognition and awards 11th Year in the DJSI (Dow Jones Sustainability Index) – every year since its creation Inclusion on ISE Corporate Sustainability Index of BM&FBovespa for 6th year running Inclusion in IC02 Carbon Efficient Index of BM&FBovespa/BNDES. Based on companies with lowest greenhouse gas emissions.

Consolidated sales volume 16,79 100 450 138 4 222 -813 67 16,936 1% 2Q10 Residential Industrial Commercial Rural Wholesale Spot (CCEE) other 2Q11 Record sales volume in the quarter reflects expansion in all consumption categories 6.4% increase in energy sold to final consumer reflects strong economic expansion in the concession area, and leadership in Brazil’s Free Market

Cemig GT – Sales Volume Consumer types, YoY change, GWh - 2Q2011 9,089 441 129 120 122 9,901 9% 2Q2010 Free clients Wholesale - Free Market Regulated market Regulated market 2Q2011 Volume by market, GWh 1,121 1,243 3,443 3,692 4,525 4,966 2Q2010 2Q2011 Free clients Free/regulated wholesale CCEE Expansion of the economy and gain in market share boost Cemig GT’s sales Sales to Free Market are almost 70% of the total market More settlements in the CCEE reflect higher volume of secondary electricity in 2Q11 than 2Q10

Cemig D sales volume by consumer type Cemig D - Sales volume in 2Q11, GWh -6% 6,364 6,013 2Q2010 2Q2011 Sales by type, GWh TYPE 2Q2011 2Q2010 CHANGE Residential Industrial Commercial Rural Other Sub Total CCEE TOTAL 2,086 2,010 4% 1,187 1,160 2% 1,290 1,188 9% 608 605 1% 798 747 7% 5,969 5,710 5% 44 654 -93% 6,013 6,364-6% Percentages by consumer type, 2Q11–% 22% 10% 13% 35% 20% Residencial Residential Industrial Comercial Commercial Rural Others Outros Strong expansion of the economy in the concession area boosted demand from final consumers Continuing intense sales growth in the quarter Fall in total sales arises from reduction of overcontracting in the CCEE

Consolidated net revenue Consolidated net revenue - change, 2Q10 to 2Q11, R$ million 3,431 272 18 74 7 47 22 122 -173 11% 3,820 2Q2010 Final Consumer TUSU Wholesale / CCEE Use of network Gas Other Construction revenue Deductions 2Q2011 Balanced portfolio of businesses sustain growth of 11% in net revenue in second quarter Holdings in power transmission sector continue to increase grid use revenue contribution Expansion in demand for natural gas in Minas Gerais State results in R$ 47 million increase in net revenue of Gasmig

Consolidated operational expenses


Expenses in 2Q11 - R$ million
7%
2,597
2,781
2Q2010
2Q2011


Consolidated expenses, 2Q11 - R$ million
0
-2
-17
-1
24
-118
2
155
27
29
5
19
121
-60
Personnel
Profit shares
Materials
Pension plan
Provisions
Royalties
Bought energy
Outsourced services
Gas
Depreciation
Payroll costs
Construction costs
Other

- **Reduction of costs generates results in line with the Operational Efficiency Program**
  - Reduction of personnel expenses from 2Q10 to 2Q11 reaches R$ 2 million
  - Greater control and management of PMSO expenses achieves real-terms reduction from 2Q10
- **Growth of expenses on energy bought for resale results from greater sales activity of Cemig GT and increase in load at Cemig D**
  - Increase in bought energy at Cemig D is a non-controllable cost – so it is passed through to the tariff

Balanced portfolio sustains Ebitda Ebitda of principal companies EBDITA CEMIG GI CEMING D LIGHT GASMIG TBE TAESA Others CONSOLIDATED R$ million 2Q2011 576 399 62 25 62 73 71 1,268% 45% 31% 5% 2% 5% 6% 6% 100% Net income by activity, 2Q11 35% 8% 2% 55% Geração Generation Distribuição Distribution Transmissão Transmission Outras Others

Strong cash position sustains investments Cash flow, R$ mn 2Q2011 2Q2010 Cash at start of period Cash from operations Net income Depreciation and amortization Suppliers Provisions for operational losses Other adjustments Financing activities Financings obtained and capital increase Payments of loans and financings Interest on Equity, and dividends Investment activity Securities – Cash investments PP&E/ Intangible assets CASH AT END OF PERIOD 2,733 1,297 523 229 -52 97 500 -209 706 -381 -534 -784 135 -919 3,037 4,487 358 407 224 11 33 -317 598 1,397 -336 -463 -1,688 9 -1,697 3,755

Investment program ACTIVITY ACTUAL, TO JUNE 2011 PLANNED, 2011 PLANNED, 2012 “P1” projects 312 1,516 1,149 Generation 15 146 103 Transmission 5 68 91 Cemig D 292 1.301 953 Cemig Holding company — 1 2 Light for Everyone Program 239 374 — CDE — -142 -58 Minas Gerais State — -189 -16 Acquisitions 251 405 7 SPE Parati S/A - Redentor-Luce 246 246 — SPE Parati S/A - Free Float- Braslight — 142 — TBE - Stock buyback 5 17 — TOTAL 802 2,295 1,156 “P1” projects - Amounts are estimated as from 2010, in accordance with corporate planning, at March 2011 prices. They include bask Investments to maintain the routines of the Distribution, Generation, Transmission and Holding companies. Transmissão e Holding.

Cemig is a global investment options TOTAL ASSETS 35.3 SHAREHOLDERS’ EQUITY 12.5 CONSOLIDATED NET REVENUE (LAST 12 MONTHS) 13.8 MARKET VALUATION (RS BILLION)* 18.8 NOW OPERATING ALMOST THROUGHOUT THE TERRITORY OF BRAZIL INVESTMENTS OUTSIDE BRAZIL *Market value = product of {Cemig’s total shares) and (closing price of the preferred shares on August 22, 2011).

Capital markets and Investor relations Stock performance Proposed of allocation of 2010 net income was approved on April 29th 53% of net income for 2010 will be distributed as dividends Dividends equivalent to R$ 1.75 per share. Dividend yield as of April 28th: Preferred: 6% Common: 7%

Investor Relations ri@cemig.com.br Phone Number: (55-31) 3506-5024 Fax: (55-31) 3506-5025

Glossary

ACR: Regulated Contracting Environment in which purchases and sales involving Distributors occur by means of public auctions.

ACL: Free Contracting Environment, in which purchases and sales of electricity among Free Clients, Marketers and Generators occur, through freely negotiated bilateral contracts.

ANEEL: The Brazilian energy sector is regulated by ANEEL, an independent federal regulatory agency.

BRGAAP: Brazilian accounting principles.

CCC - Conta Consumo de Combustíveis Fósseis [Fossil Fuel Consumption Account]: The CCC was created to generate financial reserves to cover higher costs associated with greater use of thermoelectric plants in the event of drought, as a function of the fact that marginal operating costs of thermoelectric plants are higher than those of hydroelectric plants. Every energy company must make an annual contribution to the CCC. The annual contributions are calculated based on cost estimates of the fuel required by thermoelectric plants in the following year.

CCEE - Câmara de Comercialização de Energia Elétrica [Electricity Marketing Council]: Its purpose is to make marketing electricity on the National Interconnected System viable.

CDE - Conta de Desenvolvimento Energético [Energy Development Account]: Source of the subsidy created to make alternative sources of energy – such as wind-driven and biomass – competitive, and to promote universalization of electricity services. Its resources come from annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL, and the CDE will remain operational for 25 years, and it will be administered by Eletrobrás.

DEC - Duração Equivalente de Interrupção por Unidade Consumidora [Equivalent Duration of Interruption per Consumer Unit]: During a period observed in each consumer unit of a group that is being considered, the average interval of time of an interruption in electricity distribution.

Dividend Yield: The annual percentage of return that a shareholder receives in the form of dividends and Interest on Own Capital (per share) in relation to the share price.

FEC - Freqüência Equivalente de Interrupção de Energia [Equivalent Frequency of Electricity Interruption]: Number of interruptions in electricity distribution that occur on average during an observed period, in each consumer unit of a determined group.

GSF: Generating Scaling Factor. The factor used to determine the Allocated Energy from each generator participating in the National Interconnected System. It is calculated as a function of availability of generation and the verified market, among other parameters.

FIDC (Receivables Fund) – Fund of credit rights. It is formed of realizable assets.

Hedge: Term that means safeguard. It is a mechanism used by people or companies who need to protect themselves against price fluctuations that usually occur in commodities or exchange markets.

EBITDA: Earnings Before Interest (Financial Results), Taxes, Depreciation and Amortization. It states the Generation of Operating Cash of a company, and provides a snapshot of how much money a company is generating from its main business.

EBITDA / NET OPERATING REVENUES (EBITDA MARGIN): Percentage that relates Generation of Operating Cash with Operating Revenues. It shows the percentage at which revenues become cash after operations, giving an idea of the business' profitability.

Glossary Payout – Percent of net income to be distributed as dividends. P/L (Price to Earnings Ration) – Relationship between share price and profit per share. PL – Shareholders’ Equity PLD – Price for Liquidation of Differences, called “Spot” price. RTD Deferred Tariff Adjustment: ANEEL defined the results of the periodic tariff adjustment of Cemig Distribution, which includes restatement of electricity supply tariffs at levels that are compatible with preserving the economic-financial balance of the concession contract, providing sufficient revenues to cover efficient operating costs and adequate remuneration on investments. The average adjustment that was applied on a provisory basis to Cemig’s tariffs on April 8, 2003 was 31.53%, while the definitive tariff Restatement for CEMIG should have been 44.41%. the 12.88% difference will be offset through an increase in each projected tariff adjustment to occur from 2004 to 2007, cumulatively. the difference between the tariff adjustment to which Ceming Distribution has right and the tariff effectively charged consumers was recognized as a Regulatory Asset. RTE – Extraordinary Tariff Restatement: Tariff adjustment granted in December 2001 to distributors and generators in regions that experienced rationing. Projected in the General Agreement of the Electricity Sector, it resulted in a 2.9% increase to tariffs for residential consumers (with the exception of Low Income Consumers) and rural consumers, and 7.9% for other consumers. The objective of the adjustment was to replace the losses that energy distributors and generators had from the reduced consumption imposed by the government. The duration of the adjustment varies according the time necessary to recover each concessionaire’s losses. RGR – Global Reversion Reserve: Annual number embedded in concessionaires’ costs to generate resources for expansion and improvement of public electricity services. The amounts are collected on a monthly basis in favor of Eletrobrás, which is responsible for administering resources, and they must also be used by procel. Total Shareholder Return – this is the shareholder return obtained by adding dividends (yield) and the percentage appreciation of the shares. TUSD – Distribution System Usage Tariffs: The TUSD is paid by generation companies and by free Clients for is of the distribution system of the distribution concessionaire to which the generator or free client is connected, and it is revised annually according to the inflation index and investments made by the distributors in the previous year to maintain and expand the network. The amount to be paid by the user connected to the distribution system is calculated the multiplying the amount of energy contracted with the distribution concessionaire for each connection point, in KW, by the tariff in RS/KW, which is established by ANEEL. UHE – Hydroelectric Plant: Plant that uses mechanical energy from water to turn the turbines and generate electricity. UTE - Thermoelectric Plant: Plant in which the chemical energy contained in fossil fuels is converted into electricity. Market value – This is the value of he company calculated by multiplying the number of shares by their respective price. WACC – Weighted Average Cost of Capital: average weighted cost of capital. DESENVOLVIDO FOR

Long-term target is 20% market share in the various segments of the electricity market Transmission Transmission under construction Cemig Free Client Purchase of electricity Gas distribution Distribution Generation Generation under construction Wind power generation Telecommunication See All

2.               Summary of Minutes of the 515th Meeting of the Board of Directors, August 4, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

515TH MEETING

Date, time and place:	August 4, 2011 at 2.30 p.m. at the company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: Dorothea Fonseca Furquim Werneck;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                    The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                The Chairman stated that all the matters on the agenda had been examined by Committees of the Board of Directors.

III            The Board approved:

a)              The Kasinski project.

b)             The minutes of this meeting.

IV           The Board authorized:

a)              Signature of the first Amendment to the Agreements to Constitute Consortia with Imetame Energia S.A. and the Minas Gerais Economic Development Company (Companhia de Desenvolvimento Econômico de Minas Gerais), the objects of which are concessions for oil and natural gas exploration, assessment, development and production in the exploratory risk blocks identified as Blocks SF-T-104 and SF-T-114 in the São Francisco Basin, and Block REC-T-163 in the Recôncavo Basin.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)             Signature, conditional on prior consent of Aneel, of a Term of Agreement between Cemig and Cemig D, for performance of the Technical Cooperation Program relating to Working Agreement ATN/OC-12347-BR signed between Cemig and the Inter-American Development Bank (IADB).

c)              Constitution of a budget reserve against accidents to the generators, rotors and equipment of the wholly-owned Cemig subsidiaries Rosal Energia S.A., Sá Carvalho S.A. and Cemig PCH S.A. In the event of accidents with equipment of those companies, if there is not sufficient availability of funds to cover the damage to them, Cemig will provide the necessary injection of funds. In the event that Operational Risk Insurance is once again contracted for this equipment, the balance of this reserve shall be automatically extinguished.

d)             Opening of Administrative Tender Proceedings, in the Pre-qualified Competition mode, and also pre-qualification and subsequent contracting, based on a proposal of best cost to the Company, for the services of law offices to operate in common litigation in the areas of tax, real estate, employment/social security, consumer relations, regulatory, third party liability, and administrative and environmental law, and actions for collection, for a period of 36 months.

e)              Opening of Administrative Tender Proceedings, in the Pre-qualified Competition mode, and also pre-qualification and subsequent contracting, for the services of law offices with well-known specialization in the areas of environmental, administrative, employment and social security, corporate and capital markets, international contract, regulatory, third party, and tax law and brands and patents, for up to 60 months.

f)                Signing of the Second Amendment to Working Agreement 4020000263, with Cemig D and Axxiom Soluções Tecnológicas S.A., to:

a)              extend the period of validity of the Working Agreement to December 31, 2011;

b)             develop new functionalities and put in place additional modules of the Distribution Management System (SGD), including sustaining of the legacy systems, to be carried out by Axxiom, exclusively, for Cemig D;

c)              provide for injection of new funds, by Cemig D, in accordance with the disbursement timetables that are part of the New System Work Plan and to fund the partial investments for operational sustaining of and support to the existing systems, during the extension of the period of validity; and

d)             change the total value of the Working Agreement. Signature of the Term of Agreement between Cemig and Cemig D will be conditional on prior consent being obtained from Aneel.

V               The Board ratified the signature, as consenting party, of the following Amendments to Transmission Concession Contracts:

a)              the Fifth Amendment to Public Service Electricity Transmission Concession Contract No. 088/2000, between the Federal Government, through Aneel, and Empresa Catarinense de Transmissão de Energia S.A. (ECTE) with the following as consenting parties: Alupar Investimento S.A. (Alupar), Centrais Elétricas de Santa Catarina S.A. (Celesc) and MDU Resources Luxembourg II LLC S.À.R.L, the object of which is to formalize the stockholding restructuring of ECTE;

b)             the Fifth Amendment to Public Service Electricity Transmission Concession Contract No. 085/2002, between the Federal Government, through Aneel, and Empresa Norte Transmissão Energia S.A (ENTE) with Alupar as consenting party, the object of which is to formalize the stockholding restructuring of ENTE; and

c)              the Fifth Amendment to Public Service Electricity Transmission Concession Contract No. 083/2002, between the Federal Government, through Aneel, and Empresa Regional de Transmissão de Energia S.A. (ERTE) with Alupar as consenting party, the object of which is to formalize the stockholding restructuring of ERTE;

• all these stockholding restructurings resulting from transfer of shares.

VI           Withdrawn from the agenda: The item relating to signature of a term of settlement to a contract for reimbursement and prorating of expenses with Furnas Centrais Elétricas S.A. was withdrawn from the agenda.

VII       Comments: Members of the Board, and the Chief Officer Luiz Fernando Rolla made comments about general matters and business of interest to the Company.

The following were present:

Board members:	Dorothea Fonseca Furquim Werneck,	Otávio Marques de Azevedo,
	Djalma Bastos de Morais,	Saulo Alves Pereira Junior,
	Antônio Adriano Silva,	Newton Brandão Ferraz Ramos,
	Arcângelo Eustáquio Torres Queiroz,	Paulo Márcio de Oliveira Monteiro,
	Eduardo Borges de Andrade,	Adriano Magalhães Chaves,
	Francelino Pereira dos Santos,	Cezar Manoel de Medeiros,
	Guy Maria Villela Paschoal,	Fernando Henrique Schüffner Neto,
	João Camilo Penna,	Lauro Sérgio Vasconcelos David,
	Luiz Carlos Costeira Urquiza,	Leonardo Maurício Colombini Lima,
	Maria Estela Kubitschek Lopes,	Paulo Sérgio Machado Ribeiro,
Tarcísio Augusto Carneiro:
Chief Officer:	Luiz Fernando Rolla;
Secretary:	Anamaria Pugedo Frade Barros.

3.               Reply to CVM Inquiry, August 19, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64

REPLY

TO

CVM INQUIRY

SEP/GEA-1/Nº 307/2011, of August 17, 2011

Question asked by the CVM

Explanation is requested in relation to the report published in the newspaper Valor Econômico of August 15, 2011, under the headline: “Cemig negotiating a stake in Belo Monte”, reporting that “As well as using Light to enter Belo Monte, Cemig is also studying the possibility of acquiring a direct holding in the company, and as a result having a total of 10% of the project”.

Reply by CEMIG

Dear Sirs:

Complying with your request, made by Official Letter CVM/SEP/GEA-1/Nº 307/2011, regarding the news report published in the press estimating possibility of negotiations for Cemig to participate in Belo Monte, we inform you that there is, at present, no negotiation in progress between Companhia Energética de Minas Gerais – CEMIG and any partner in the Belo Monte Power Plant project.

Belo Horizonte, August 19, 2011.

Yours,

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.               Summary of Principal Decisions of the 516th Board of Directors, August 31, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

516TH MEETING, HELD ON AUGUST 31, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 516th meeting, held on August 31, 2011, the Board of Directors of Companhia Energética de Minas Gerais – Cemig, made the following decision:

•                  Signature of counter-guarantee contract and private loan agreements for financings from the BNDES for Lightger.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.               Summary of Principal Decisions of the 517th Meeting of the Board of Directors, August 31, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

 CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

517TH MEETING, HELD ON AUGUST 31, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 517th meeting, held on August 31, 2011, the Board of Directors of Companhia Energética de Minas Gerais – Cemig, made the following decisions:

1.               Ratification of the election of Mr. Fernando Henrique Schüffner Neto as Chief Officer for Business Development, in compliance with the Stockholders’ Agreement of Cemig, to serve the same period of office as remains to the rest of the other Chief Officers, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of 2012.

2.               Signing of amendments with Imetame Energia S.A.

3.               Orientation of vote in an Extraordinary General Meeting of Stockholders of Empresa Amazonense de Transmissão de Energia – EATE.

4.               Signature of amendments relating to financings of do Banco Nacional de Desenvolvimento Econômico e Social-BNDES to UHE Santo Antônio Energia S.A.

5.               Ratification of the decision of the Extraordinary General Meeting of Stockholders of Transmissora Aliança de Energia Elétrica – Taesa on the creation of a special-purpose company by Taesa, in the event that that Company is successful in Aneel Auction 04/2011.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.     Market Announcement – Cemig in Brazil’s Carbon Efficient Index for the second year, September 12, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

Cemig in Brazil’s Carbon Efficient Index for second year

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as part of its commitment to best corporate governance practices, informs its stockholders and the market as follows:

Cemig is in Brazil’s ICO2 Carbon Efficient Index for the second consecutive year.

The ICO2 stock index (Índice Carbono Eficiente) was created last year by the BM&FBovespa (the São Paulo Stock, Commodities and Futures Exchange) and by the Brazilian Development Bank (BNDES), as an indicator to Brazilian and international capital markets of the commitment of Brazilian listed companies to the most up-to-date positions and debate on climate change.

The ICO2 index includes companies in the IBrX-50 index that have committed to the conditions of this initiative which include comprehensive measurement of greenhouse gas emissions.

Calculation for the index uses the figures for each company’s greenhouse gas emissions, in tons of carbon equivalent, weighted for the company’s annual gross revenue in Reais.

Cemig’s sources of energy are predominantly renewable, and its position in the index reflects its commitment in relation to climate change. Cemig helps to reduce greenhouse gas emissions by investing in energy efficiency and conservation programs, small and large hydroelectric power plants, alternative energy sources, and projects within the scope of the CDM (Clean Development Mechanism) of the Kyoto Protocol.

Further details on the ICO2 Carbon Efficient Index can be found on the BM&FBovespa website.

Belo Horizonte, September 12, 2011.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.     Market Announcement – Cemig selected for inclusion in the 2011-12 Dow Jones Sustainability Index, September 12, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

Cemig selected for inclusion in the

2011—12 Dow Jones Sustainability Index

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig has been selected for inclusion in the Dow Jones Sustainability World Index (the “DJSI World”) for 2011—2012 — the 12th consecutive year.

Cemig has been included in the DJSI World every year since the index was created in 1999.

The new portfolio of the DJSI World includes 342 companies from 30 countries. For the selection of companies to include, research was carried out on 2,500 companies in 58 different industrial lines of business.

Being part of the Dow Jones Sustainability Index reflects Cemig’s commitment to the world’s population of both today and future generations.

We continuously seek to improve our corporate sustainability practices, aligning ourselves with best management practices, respect for the environment and the well-being of society.

There is more information on the DJSI World at www.sustainability-indexes.com.

Belo Horizonte, September 12, 2011.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.